Filed by Velocity Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Velocity Acquisition Corp.

Commission File No.: 001-40088

Date: September 14, 2021

BBQGuys Appoints Erin Kennedy Ryan as Chief Legal Officer

BATON ROUGE, LA – September 14, 2021 – BBQ Holding, LLC, a leading specialty e-commerce platform for higher-end BBQ grills, grilling accessories and outdoor living products for both homeowners and professional builders (“BBQGuys” or the “Company”), today announced the appointment of Erin Kennedy Ryan as Chief Legal Officer, effective immediately.

Ms. Ryan brings more than 15 years of legal and business experience with an impressive track record of supporting consumer and e-commerce divisions on corporate legal issues for some of the world’s leading public & private companies, including most recently for a Fortune 200 multi-national consumer and industrial products company. At BBQGuys, Ms. Ryan will lead the Company’s legal strategy, M&A advisory, ethics, compliance and corporate governance functions, as well as provide legal guidance to the executive team and business functions. Together with the CEO and CFO, Ms. Ryan will also manage BBQGuys’ risk mitigation efforts.

“Erin has a strong track record of corporate legal oversight for well established companies and we look forward to leveraging her expertise at a critical inflection point for BBQGuys as we plan to become a publicly traded company in the U.S.,” said Russ Wheeler, Chief Executive Officer of BBQGuys. “Erin is a perfect complement to our seasoned management team and her ability to facilitate growth as a commercial-minded legal specialist will be instrumental in amplifying our future success.”

Prior to BBQGuys, Ms. Ryan served as Senior Corporate Counsel for The Sherwin-Williams Company, responsible for providing legal support on all corporate matters for their industrial, commercial and consumer paint divisions equating to close to $5 billion in combined annual revenue. She also supported the e-commerce functions and contributed to the company’s M&A transactions, including its $11 billion acquisition of The Valspar Corporation. She also previously served as an Associate at Skadden, Arps, Slate, Meagher & Flom LLP. Ms. Ryan holds a B.A. degree from the University of Pennsylvania, and earned her J.D. from Loyola University Chicago School of Law.

“I am incredibly excited to join the BBQGuys team during the ‘Year of the Yard’,” said Ms. Ryan. “The Company has a tremendous track record of profitable growth and I look forward to working closely with Russ, Trent, and the rest of the management team as BBQGuys builds upon its past success capitalizing on heavy macroeconomic tailwinds in the outdoor living space.”

On July 20, 2021, BBQGuys announced its entry into a definitive business combination agreement with Velocity Acquisition Corp. (Nasdaq: VELO) (“Velocity”). Upon the closing of the business combination, which is expected in the fourth quarter of 2021, the combined company will be named BBQ Holding, LLC.

About BBQGuys

BBQGuys is a leading e-commerce retailer of higher-end grills, grilling accessories and outdoor living products for both homeowners and professional builders. What began as a humble brick-and-mortar store in 1998 has since evolved into one of America’s fastest-growing businesses–one that has served over a million happy customers nationwide. With an A+ rating from the Better Business Bureau and annual recognition as a leader in the online space, BBQGuys has cemented itself as a trusted voice in the grilling and outdoor living industry. Were you born to grill? Visit us at BBQGuys.com.

For more information, please contact

BBQGuys:

Bruce Williams, Investor Relations

BBQGuysIR@icrinc.com Michael Wolfe, Public Relations

BBQGuys@icrinc.com

(646) 277-1200